FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN ANNOUNCES AVAILABILITY OF INFORMATION STATEMENT IN RESPECT OF PROTHENA CORPORATION PLC

DUBLIN, Ireland - December 19, 2012 - Elan Corporation, plc (NYSE: ELN) announces that the information statement in respect of Prothena Corporation plc, which is being provided to holders of record of Elan ordinary shares and ADSs as of December 14, 2012 and which describes the separation and distribution of the Prothena Business in detail and contains important business and financial information about Prothena, has been published. The information statement is now available on Elan’s website at www.elan.com.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

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